UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Annual Results

BBVA’s revenues rise in all geographic regions and exceed €22 billion in 2012

☐	Buoyant income: net interest income came to €15.12 billion (up 15.0%) and gross income was €22.44 billion (up 12.1%) with growth coming from all the Group’s business areas. The outstanding performance of income was more than enough to offset provisions in Spain

☐	Risks under control and well covered: the BBVA Group’s NPA ratio of 5.1% significantly outperformed its competitors’ average of 6%. Furthermore non-performing assets in Spain (6.9%) behaved better than the average of the Spanish financial sector

☐	High solvency: according to Basel II criteria, the core capital ratio stands at 10.8%. BBVA increased the ratio 45 basis points during the year and it continues to meet European Banking Authority (EBA) recommendations

☐	Solid liquidity position: despite a complex environment, the exceptional management of the balance sheet allowed the bank to issue roughly €14 billion in 2012 and to be the first to place an issue in 2013

BBVA earned €1.68 billion in 2012, down 44.2% compared to the previous year, after completing all real estate related provisions in Spain. Excluding such charges and the badwill generated by Unnim’s incorporation, the adjusted profit was €4.41 billion (down 2.2% year-over-year). All the Group’s business areas contributed to income growth in 2012.

BBVA Chairman and CEO Francisco González said, “I believe these results confirm BBVA’s strength, generated by its diversification and business model in a very complex year. We overcame the difficulties and presented positive results quarter after quarter.”

Net interest income continued its upward trend, rising 15.0% to €15.12 billion; gross income increased 12.1% to €22.44 billion while operating income rose 13.3% to €11.66 billion.

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These results place BBVA in a leading position in terms of year over year growth and profitability. Emerging markets, with their considerable potential for economic expansion and growth in banking services, continue to provide most of the business areas’ gross income (56%).

Costs are still growing slower than income and the increases are mainly confined to important investments in expansion plans for emerging markets. Costs in developed countries

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remain contained. As a result of the sharp growth in income and appropriate cost management BBVA continues to be a leading bank in terms of efficiency. Consequently recurring operating income–excluding NTI and dividends–is rising fast (up 15.2% to €9.50 billion).

In a particularly complicated year BBVA had no trouble providing all the necessary loan-loss and real-estate provisions.

Risk indicators are in line with expectations. The BBVA Group’s non-performing asset ratio was 5.1%, which was less than average for its competitors (6%), and the coverage ratio rose 11 percentage points during the year to 72%.

In terms of solvency BBVA demonstrated its solid position and ability to improve its capital ratios. The core capital ratio according to Basel II criteria improved from 10.3% to 10.8%. Moreover the Group met all the supervisors’ recommendations without selling strategic assets.

Although the environment remained complex BBVA was able to manage the balance sheet in an exceptional manner, improving the liquidity gap by €23 billion. It issued some €14 billion in debt and it was the first to tap the capital markets in 2013.

A review of the individual business areas shows that BBVA’s unit in Spain gained market share in lending and deposits, and improved its customer spread. Net interest income rose 10.1% to €4.84 billion and gross income increased 7.2% to €6.78 billion. Cost constraints strengthened operating income, which grew 12.0% year-over-year to €3.97 billion, and improved efficiency. Furthermore non-performing assets in Spain (6.9%) outperformed the financial sector average and coverage increased to 67%. The net attributable result in the area was negative (€ -1.27 billion) after absorbing provisions related to impairment of real estate assets. Excluding these provisions, Spain’s net attributable profit was €1.21 billion.

In Eurasia net interest income came to €847 million (up 5.5%) and its contribution to the Group’s gross income continued to grow (up 12.7% to €2.21 billion) thanks to Garanti (Turkey) and CNCB (China). The area earned €950 million in 2012.

The Group’s franchise in Mexico is the leading bank in that country and it reported a solid performance in business activity as well as revenues. Lending grew 6.7% at constant exchange rates and customer funds increased 4.8%. Net interest income was up 7.8% (at constant rates) to €4.16 billion and gross income rose 5.8% to €5.76 billion. Risk indicators remained stable (the non-performing asset ratio stood at 3.8% and the coverage ratio at 114%). Net attributable profit came to €1.82 billion, an increase of 4% in constant euros.

The buoyant business activity in South America was once again reflected by the area’s earnings. Lending increased 17.7% in constant euros and customer funds on the balance sheet rose 23%. In fact all margins increased by more than 20% in constant euros. Net interest

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income came to €4.29 billion (up 25.6%), gross income was €5.36 billion (up 21.6%) and operating income was €3.04 billion (up 26.8%). These advances were accompanied by improvements in efficiency and risk control. This area’s net attributable profit came to €1.35 billion, an increase of 23.6% at constant exchange rates.

BBVA Compass reflected a selective increase in its loan portfolio (up 7.2%). Customer deposits also increased (up 12.9%). The franchise in the U. S., which includes BBVA Compass and BBVA’s office in New York, reported good levels of credit quality with a non-performing asset ratio of 2.4% and a coverage ratio of 90%. The area focused on controlling costs, on its technology platform and on maintaining a solid liquidity position. Net interest income came to €1.68 billion (up 2.8% at current exchange rates, down 4.7% at constant rates) and gross income was €2.40 billion (up 3.1% at current exchange rates, down 4.2% at constant rates). Net attributable profit came to €475 million.

The wholesale and investment banking activities, CIB, reported a similar profit to the previous year, namely, €1.05 billion (down 0.1% at constant rates). It was aided by its solid customer franchise and balanced diversification across geographic regions. Gross lending declined 16.2% owing to deleveraging in developed countries and CIB’s strategy of selective growth limited to certain customers and portfolios.

Contact details:

Corporate Communications

Tel. +34 91 374 40 10

comunicacion.corporativa@bbva.com

For more financial information about BBVA, please visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news, please visit:

http://press.bbva.com

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BBVA Group Highlights

(Consolidated figures)

	31-12-12	Δ%	31-12-11	31-12-10
Balance sheet (million euros)
Total assets	637,860	6.7	597,688	552,738
Customer lending (gross)	367,415	1.7	361,310	348,253
Deposits from customers	292,716	3.7	282,173	275,789
Other customer funds	159,285	10.4	144,291	146,188
Total customer funds	452,001	6.0	426,464	421,977
Total equity	43,803	9.3	40,058	37,475
Income statement (million euros)
Net interest income	15,122	15.0	13,152	13,316
Gross income	22,441	12.1	20,028	20,333
Operating income	11,655	13.3	10,290	11,573
Income before tax	1,659	(519)	3,446	6,059
Net attributable profit	1,676	(44.2)	3,004	4,606
Net attributable profit adjusted(1)	4,406	(2.2)	4,505	4,872
Data per share and share performance ratios
Share price (euros)	696	4.2	6.68	7.56
Market capitalization (million euros)	37,924	15.8	32,753	33,951
Net attributable profit per share (euros)	0.32	(47.3)	0.62	1.10
Net attributable profit per share adjusted (euros)(1)	0.82	(10.3)	0.92	1.16
Book value per share (euros)	8.04	(3.8)	8.35	8.17
P/BV (Price/book value; times)	0.9		0.8	0.9
PER (Price/Earnings; times)	21.5		10.9	7.4
Yield (Dividend/Price; %)	6.0		6.3	5.6
Significant Ratios (%)
ROE (Net attributable profit/Average equity)	4.0		8.0	15.7
ROE adjusted(1)	10.5		11.9	16.6
ROTE (Net attributable profit/Average tangible equity)	5.0		10.7	22.0
ROTE adjusted(1)	13.2		16.0	23.3
ROA(Net income/Average total assets)	0.37		0.61	0.89
ROA adjusted(1)	0.81		0.88	0.94
RORWA (Net income/Average risk-weighted assets)	0.70		1.08	1.64
RORWA adjusted(1)	1.51		1.55	1.73
Efficiency ratio	48.1		48.6	44.2
Risk premium	2.16		1.20	1.33
NPA ratio	5.1		4.0	4.1
NPA coverage ratio	72		61	62
Capital adequacy ratios (%)
Core capital	10.8		10.3	9.6
Tier I	10.8		10.3	10.5
BIS Ratio	13.0		12.9	13.7
Other information
Number of shares (millions)	5,449	11.1	4,903	4,491
Number of shareholders	1,012,864	2.6	937,277	952,618
Number of employees(2)	115,852	4.7	110,645	106,976
Number of branches(2)	7,978	7.0	7,457	7,361
Number of ATMs(2)	20,177	7.4	18,794	17,055

General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes introduced therein.

(1)	In 2011, during the fourth quarter, US goodwill impairment charge in 2010, and 2012, impairment charge related to the deterioration of the real estate sector in Spain. And in 2012, impact of Unnim badwill.
(2)	Excluding Garanti

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Consolidated income statement: quarterly evolution

(Million euros)

	2012				2011
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	3,910	3,877	3,741	3,594	3,482	3,284	3,213	3,173
Net fees and commissions	1,126	1,104	1,061	1,062	1,004	1,007	1,035	985
Net trading income	646	319	461	340	403	(5)	331	751
Dividend income	17	35	311	27	230	50	259	23
Income by the equity method	191	169	175	191	205	149	122	119
Other operating income and expenses	(32)	6	57	51	42	23	62	79
Gross income	5,858	5,512	5,806	5,265	5,368	4,508	5,022	5,130
Operating costs	(2,855)	(2,771)	(2,633)	(2,528)	(2,597)	(2,408)	(2,426)	(2,307)
Personnel expenses	(1,472)	(1,447)	(1,396)	(1,347)	(1,372)	(1,294)	(1,277)	(1,247)
General and administrative expenses	(1,089)	(1,064)	(1,001)	(951)	(1,000)	(899)	(943)	(865)
Depreciation and amortization	(294)	(259)	(236)	(230)	(225)	(214)	(206)	(194)
Operating income	3,003	2,741	3,173	2,738	2,770	2,100	2,596	2,824
Impairment on financial assets (net)	(2,676)	(2,038)	(2,182)	(1,085)	(1,337)	(904)	(962)	(1,023)
Provisions (net)	(227)	(195)	(98)	(130)	(182)	(93)	(83)	(150)
Other gains (losses)	(269)	(561)	(311)	(223)	(1,719)	(166)	(155)	(71)
Income before tax	(168)	(53)	582	1,299	(466)	937	1,397	1,579
Income tax	220	275	3	(223)	385	(77)	(167)	(347)
Net income from ongoing operations	52	222	584	1,076	(81)	860	1,229	1,232
Net income from discontinued operations	138	83	75	96	74	48	66	58
Net income	190	305	659	1,173	(7)	907	1,295	1,290
Non-controlling interests	(170)	(159)	(154)	(168)	(132)	(103)	(106)	(141)
Net attributable profit	20	146	505	1,005	(139)	804	1,189	1,150
Adjusted(1)	(1,042)	(825)	(742)	(122)	(1,166)	(173)	(82)	(80)
Net attributable profit (adjusted)(1)	1,061	971	1,247	1,127	1,026	978	1,271	1,229
Basic earnings per share (euros)	0.01	0.03	0.10	0.19	(0.03)	0.16	0.24	0.23
Basic earnings per share adjusted (euros)(1)	0.19	0.18	0.23	0.21	0.20	0.20	0.26	0.25

(1)	In 2011, during the fourth quarter, US goodwill impairment charge in 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain. And in 2012, impact of Unnim badwill.

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Consolidated income statement

(Million euros)

	2012	Δ%	Δ% at constant exchange rates	2011
Net interest income	15,122	15.0	11.0	13,152
Net fees and commissions	4,353	8.0	4.9	4,031
Net trading income	1,767	19.3	15.3	1,481
Dividend income	390	(30.6)	(30.9)	562
Income by the equity method	727	22.1	22.1	595
Other operating income and expenses	82	(60.3)	(53.1)	206
Gross income	22,441	12.1	8.7	20,028
Operating costs	(10,786)	10.8	7.6	(9,737)
Personnel expenses	(5,662)	9.1	6.2	(5,191)
General and administrative expenses	(4,106)	10.8	7.4	(3,707)
Depreciation and amortization	(1,018)	21.4	17.2	(839)
Operating income	11,655	13.3	9.8	10,290
Impairment on financial assets (net)	(7,981)	88.9	84.7	(4,226)
Provisions (net)	(650)	28.0	25.4	(508)
Other gains (losses)	(1,365)	(35.3)	(38.8)	(2,110)
Income before tax	1,659	(51.9)	(53.2)	3,446
Income tax	276	n.m.	n.m.	(206)
Net income from ongoing operations	1,935	(40.3)	(41.9)	3,240
Net income from discontinued operations	393	59.8	50.3	246
Net Income	2,327	(33.2)	(35.1)	3,485
Non-controlling interests	(651)	35.3	24.2	(481)
Net attributable profit	1,676	(44.2)	(45.3)	3,004
Adjusted (1)	(2,730)	—	—	(1,501)
Net attributable profit (adjusted)(1)	4,406	(2.2)	(5.2)	4,505
Basic earnings per share (euros)	0.32			0.62
Basic earnings per share adjusted (euros)(1)	0.82			0.92

(1)	In 2011, during the fourth quarter, US goodwill impairment charge in 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain. And in 2012, impact of Unnim badwill.

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About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is biased to high-growth markets and it relies on technology as a key sustainable competitive advantage. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 1, 2013	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer